

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 6, 2018

<u>Via E-mail</u>
Charl Coertzen
President
AFRIKA4U
12 Bompart Street, Westdene Bloemfontein
South Africa 9301

      Re: **AFRIKA4U**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed March 27, 2018
              File No. 333-222638

Dear Mr. Coertzen:

We have reviewed your amended registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2018 letter.

<u>Summary Information, page 5</u>

1. We note your response to comment 2. Please clarify that you intend to resell products manufactured by Klein Karoo Boutique.

<u>Dilution, page 16</u>

2. Please update your dilution disclosures to the date of the latest interim financial statements included in the filing, currently November 30, 2017.

Business Development, page 21

3. We note that in the second phase of your planned operations you intend to enter into a supply agreement with Klein Karoo Boutique. It appears that on your website you list Klein Karoo International as your supplier. Please revise your disclosure here and where appropriate to discuss the nature of your relationship with Klein Karoo International. Also please file any supply agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Plan of Operation, page 24

4. We note that in phase 1 of your planned operations you intend to stock inventory and create a website. It appears that you are currently offering leather products for sale on your website. However, based on your disclosure you do not intend to complete the first phase until 120 days of the effective date of this offering. Please update this disclosure as it appears a portion of the first phase has been completed.

5. In the disclosure addressing your second phase of your planned operations you have two paragraphs that both address what the company intends to do if the company sells 50% of its common shares offered with different descriptions of your planned operations. Please revise as appropriate.

Certain Relationships and Related Transactions, page 29

6. We note your response to comment 11 that "Mr. Coertzen is a promoter of the Company." We also note your statement in that section that "Mr. Coertzen has not been a promoter at anytime in the past 5 years …." Please revise your statement regarding Mr. Coertzen not being a promoter within the past 5 years or advise us as appropriate.

Part II

Exhibits, page 31

7. We note your response to comment 13. Please revise the legality opinion by David Price, Esq. to consent to being named in the prospectus.

8. We note that Mr. Charl Coertzen, President of the company, has loaned the company $6,613 as of November, 2017. Please file any loan agreements between the company and Mr. Charl Coertzen as exhibits.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Charl Coertzen
AFRIKA4U
April 6, 2018
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Suying Li at (202) 551-3335 or Nasreen Mohammad at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: David E. Price, Esq.